[redacted]

15045739

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 6 2015
WASH, D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William S. Smith + Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 Cherry Creek South Drive, Suite 720
(No. and Street)

Denver	Colorado	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Poelma (303) 831-9696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP
(Name – *if individual, state last, first, middle name*)

7979 East Tufts Avenue, Ste 400	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm Smith & Co., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Ryan E Cashman

Notary Public

Commission Expires 1/13/2016

RYAN E. CASHMAN
Notary Public
State of Colorado

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wm Smith & Co.

Financial Statements
and
Independent Auditors' Report
December 31, 2014 and 2013

WM SMITH & COMPANY

Table of Contents

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Wm Smith & Company
Denver, Colorado

We have audited the accompanying financial statements of Wm Smith & Company (the "Company") which are comprised of the statements of financial condition as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, which are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Wm Smith & Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

To the Board of Directors
Wm Smith & Company
Page Two

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EKS&H LLLP

EKS&H LLLP

February 18, 2015
Denver, Colorado

WM SMITH & COMPANY

Statements of Financial Condition

	December 31, 2014	December 31, 2013
Assets		
Assets		
Cash and cash equivalents	$ 820,346	$ 536,383
Marketable securities owned	1,845,370	2,423,454
Due from clearing broker	71,255	150,938
Due from stockholders and affiliate	880,020	877,587
Prepaid expenses	15,587	49,056
Other receivables	29,259	169,000
Deposits	22,739	22,739
Property and equipment, net of accumulated depreciation of $69,321 (2014) and $59,112 (2013)	54,582	13,726
Total assets	$ 3,739,158	$ 4,242,883
Liabilities and Stockholders' Equity		
Liabilities		
Accrued liabilities	$ 294,034	$ 219,507
Due to related parties	300,000	-
Total liabilities	594,034	219,507
Commitments and contingencies		
Stockholders' equity		
Common stock, $0.20 par value; 6,000,000 shares authorized, 50,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	681,500	681,500
Retained earnings	2,453,624	3,331,876
Total stockholders' equity	3,145,124	4,023,376
Total liabilities and stockholders' equity	$ 3,739,158	$ 4,242,883

See notes to financial statements.

WM SMITH & COMPANY
Statements of Operations

	For the Years Ended December 31, 2014	2013
Revenues		
Commissions	$ 883,317	$ 1,111,515
Sales income	255,916	308,530
Investment banking revenue	46,627	629,671
Total commissions and investment banking revenue	1,185,860	2,049,716
Investment losses	-	(17,767)
Trading (losses) gains	(556,106)	1,069,488
Other income	26,592	44,250
Total revenues	656,346	3,145,687
Expenses		
Employee compensation and benefits	722,688	950,763
Other operating expenses	581,554	736,211
Clearing expenses	209,101	251,584
Depreciation	21,255	14,957
Total expenses	1,534,598	1,953,515
Net (loss) income	$ (878,252)	$ 1,192,172

See notes to financial statements.

WM SMITH & COMPANY
Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2014 and 2013

	Common Stock		Additional Paid-In	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance - December 31, 2012	50,000	$ 10,000	$ 681,500	$ 2,292,204	$ 2,983,704
Stockholder distributions	-	-	-	(152,500)	(152,500)
Net income	-	-	-	1,192,172	1,192,172
Balance - December 31, 2013	50,000	10,000	681,500	3,331,876	4,023,376
Net loss	-	-	-	(878,252)	(878,252)
Balance - December 31, 2014	50,000	$ 10,000	$ 681,500	$ 2,453,624	$ 3,145,124

See notes to financial statements.

WM SMITH & COMPANY
Statements of Cash Flows

	For the Years Ended December 31, 2014	2013
Cash flows from operating activities		
Net (loss) income	$ (878,252)	$ 1,192,172
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities		
Depreciation	21,255	14,957
Investment losses (gains)	556,106	(1,051,721)
Changes in assets and liabilities		
Marketable and non-marketable securities owned	21,978	265,098
Deposit	-	(12,243)
Due from clearing broker	79,683	(88,567)
Due from stockholders and affiliate	(2,433)	4,660
Other receivables	139,741	(167,333)
Prepaid expenses	33,469	(3,998)
Accrued liabilities	17,518	90,529
Due to related parties	300,000	-
	1,167,317	(948,618)
Net cash provided by operating activities	289,065	243,554
Cash flows from investing activities		
Purchase of non-marketable securities	-	(4,410)
Purchase of property and equipment	(5,102)	-
Net cash used in investing activities	(5,102)	(4,410)
Cash flows from financing activities		
Stockholder distributions	-	(62,500)
Net cash used in financing activities	-	(62,500)
Net increase in cash and cash equivalents	283,963	176,644
Cash and cash equivalents - beginning of year	536,383	359,739
Cash and cash equivalents - end of year	$ 820,346	$ 536,383

See notes to financial statements.

WM SMITH & COMPANY
Statements of Cash Flows

(Continued from the previous page)

Supplemental disclosure of cash flow information:

Cash paid for interest for the years ended December 31, 2014 and 2013 was $2,433 and $6,952, respectively.

Supplemental disclosure of non-cash activity:

During the year ended December 31, 2014, the Company's recorded the build-out cost of $57,009 provided by the landlord of the office leased at 3200 Cherry Creek South Drive, Suite 720, Denver, Colorado.

During the year ended December 31, 2013, the Company's investment in MamaMancini's became a publicly traded security and its value of $212,000 was transferred from non-marketable securities owned to marketable securities owned.

During the year ended December 31, 2013, the Company sold its non-marketable securities owned of $400,246 to a related party.

During the year ended December 31, 2013, the stockholders reduced $90,000 on the balance due from stockholders and affiliate through a non-cash distribution.

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

Wm Smith & Company, an S corporation (the "Company"), is a broker registered with the SEC and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in 1992, became licensed as a broker-dealer, and commenced operations in 1993. As a member of the Financial Industry Regulatory Authority, the Company provides brokerage services to customers throughout the United States and acts as an investment banker, both on a participating and primary basis, on securities public offerings and private placements.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The Company changed clearing firms to Pershing LLC ("Pershing") from APEX Clearing Broker ("APEX") during 2013. Pershing carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and Cash Equivalents

The Company reports all highly liquid instruments purchased with an original maturity of three months or less as cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

The Company maintains a $150,045 deposit with Pershing to offset certain risks assumed by Pershing related to the clearing and settling of securities and cash transactions on behalf of the Company. This deposit is included in cash and cash equivalents.

Securities Owned

Marketable securities owned are recorded at estimated fair value. The difference between cost and estimated fair value is recognized in income as investment gains or losses. Securities owned consist of equity securities of publicly traded companies, as well as investments in private investment funds.

In December 2013, the non-marketable securities were sold to a related party, LJB Investments LLC, at book value via a note, increasing amounts due from stockholders and affiliates in the accompanying statements of financial condition.

Due from Clearing Broker and Other Receivables

Amounts due from the clearing broker are recorded as trades and are executed on a trade-date basis. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible.

Other receivables are recorded after the service is provided and the revenue is fixed and determinable.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Commission, Sales, and Investment Banking Revenue

The Company recognizes revenue and expenses related to brokerage services on a trade-date basis.

Sales revenue related to hard dollar receipts is recognized as received. The timing and payment of these revenues are variable and dependent entirely upon the customer, as the Company does not have a contract with its customers.

Investment banking revenue is earned when the related offering is completed, net of related expense. Investment banking revenue includes sales concessions, which are recorded on the settlement date.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and securities owned. The Company places its temporary cash and cash equivalents with what management believes are high-credit, quality financial institutions. Securities owned consist primarily of marketable equity securities.

Securities transactions are initiated on a fully disclosed basis with Pershing. Under the terms of the clearing agreement, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily, and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function.

During 2014, three customers accounted for 52% of commissions revenue, three customers accounted for 53% of sales income, and two customers accounted for 100% of investment banking revenue.

During 2013, two customers accounted for 38% of commissions revenue, three customers accounted for 49% of sales income, and two customers accounted for 83% of investment banking revenue.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided by utilizing the straight-line method over the estimated useful lives of the assets, ranging from three to five years.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, receivables, and amounts due to/from stockholders, approximated fair value at December 31, 2014 and 2013 because of the relatively short maturity of these instruments.

Income Taxes

The Company has elected to be treated as an S corporation for income taxes purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's stockholders, and no provision for income taxes has been recorded in the accompanying financial statements.

The Company applies a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be the responsibility of the stockholders. Accordingly, there would be no effect on the Company's financial statements.

If incurred, interest and penalties associated with tax positions are recorded in the period assessed as other operating expenses. No interest or penalties have been assessed as of December 31, 2014 and 2013. The Company's information returns for tax years subject to examination by tax authorities include 2010 and 2011 through the current period for state and federal tax reporting purposes, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statements were available for issuance. There were no material subsequent events requiring recognition or disclosure based upon this evaluation.

Note 2 - Securities Owned

Marketable securities owned consist of equity trading and investment securities measured at fair value.

In December 2013, the non-marketable securities were sold to a related party, LJB Investments LLC, at book value via a note, increasing amounts due from stockholders and affiliates in the accompanying statements of financial condition.

Note 3 - Fair Value Measurements

Accounting Standards Codification Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial assets at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment.

Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured on a recurring basis and reported at fair value are classified and disclosed in one of the following categories:

Level 1: Quoted prices are available in active markets for identical investments as of the reporting date. Investments that are included in this category for the Company include marketable securities owned, comprised of listed equities.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are included in this category for the Company include marketable securities owned, comprised of corporate bonds and related warrant rights. The Company did not hold any level 2 investments at December 31, 2014 or 2013.

Level 3: Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The Company did not hold any level 3 investments at December 31, 2014 or 2013.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. These classifications (Levels 1, 2, and 3) are intended to reflect the observability of inputs used in the valuation of investments and are not necessarily an indication of risk or liquidity.

Note 3 - Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's investment assets measured on a recurring basis at fair value as of December 31, 2014:

Description	Level 1	Level 2	Level 3	Total
Marketable securities owned				
Technology	$ 961,916	$ -	$ -	$ 961,916
Consumer goods	346,791	-	-	346,791
Services	256,848	-	-	256,848
Textiles	117,815	-	-	117,815
Financial	109,336	-	-	109,336
Industrial goods	43,988	-	-	43,988
Energy	8,676	-	-	8,676
Total marketable securities owned	1,845,370	-	-	1,845,370
Total	$ 1,845,370	$ -	$ -	$ 1,845,370

The following table sets forth by level, within the fair value hierarchy, the Company's investment assets measured on a recurring basis at fair value as of December 31, 2013:

Description	Level 1	Level 2	Level 3	Total
Marketable securities owned				
Technology	$ 1,577,582	$ -	$ -	$ 1,577,582
Services	409,068	-	-	409,068
Textiles	211,680	-	-	211,680
Industrial goods	90,774	-	-	90,774
Financial	67,800	-	-	67,800
Health care	52,650	-	-	52,650
Energy	13,900	-	-	13,900
Total marketable securities owned	2,423,454	-	-	2,423,454
Total	$ 2,423,454	$ -	$ -	$ 2,423,454

Note 4 - Related Party Transactions

The Company shared some of its employees with Wm Smith Special Opportunities Research Company ("WSSOR"), a company under common control. Direct and shared expenses paid by the Company on behalf of WSSOR are billed back to WSSOR. Shared expenses between WSSOR and the Company are allocated to the Company based on management's estimate of the proportionate benefit to WSSOR and the Company. During 2014 and 2013, the Company did not allocate previously shared expenses to WSSOR.

As of December 31, 2014 and 2013, amounts receivable from WSSOR totaled $2,323 and $7,775, respectively, which are reflected in amounts due from stockholders and affiliate.

Additionally, there are amounts due from stockholders for various expenses paid on their behalf. As of December 31, 2014 and 2013, amounts receivable from stockholders totaled $877,697 and $869,812, respectively, are unsecured and non-interest bearing, and are reflected in amounts due from stockholders and affiliate.

Note 5 - Minimum Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital ("SEA Rule 15c3-1"), which requires the maintenance of minimum net capital balance of 6 2/3% of aggregate indebtedness, as defined, or $100,000. At December 31, 2014 and 2013, the Company had net capital of $1,642,738 and $2,094,846, respectively, which exceeded the minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 0.362 to 1 and 0.105 to 1 as of December 31, 2014 and 2013, respectively.

Note 6 - Commitments

Operating Leases

The Company leases facilities under non-cancellable operating leases. Rent expense for the years ended December 31, 2014 and 2013 was $79,021 and $132,333, respectively.

At the end of 2013, the Company moved to 3200 Cherry Creek South Drive, Denver, Colorado ("Cherry Creek") from 1700 Lincoln Street, Denver, Colorado ("Lincoln St."). The Lincoln St. lease expires October 2015 and, effective December 1, 2013, the Company sublet the space to a third party through the leases' expiration date, with the first two months free rent and the remainder monthly rental payments of $11,760. The Company shall be liable to the property owner for any non-payment by the assignee to the sublease.

Note 6 - Commitments (continued)

Operating Leases (continued)

As of December 1, 2013, the Company entered into the Cherry Creek lease. The lease runs through April 2018 and has an option for renewal at that time, with monthly rental payments ranging from $5,565 to $6,162.

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,	Cherry Creek	Lincoln St.	Subtotal	Sublease Income	Net Lease Payments
2015	68,264	121,333	189,597	(118,655)	70,942
2016	70,490	-	70,490	-	70,490
2017	72,716	-	72,716	-	72,716
2018	24,486	-	24,486	-	24,486
	$ 235,956	$ 121,333	$ 357,289	$ (118,655)	$ 238,634

SUPPLEMENTAL INFORMATION

WM SMITH & COMPANY

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission December 31, 2014

Net Capital

Stockholders' equity	$ 3,145,124
Deductions	
Securities - certain marketable securities	264,302
Due from stockholders and affiliate	880,020
Haircuts on securities	278,918
Other accounts receivable	29,259
Prepaid expenses	15,587
Property and equipment	11,561
Deposits and other	22,739
Total deductions	1,502,386
Net capital	$ 1,642,738

Aggregate Indebtedness

Total aggregate indebtedness	$ 594,034

Computation of Basic Net Capital Requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 39,602
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above amounts)	$ 100,000
Excess net capital	$ 1,542,738
Aggregate indebtedness to net capital	0.362

There are no differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2014.

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17A-5

Board of Directors
Wm Smith & Company
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation [Form SIPC-7]) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Wm Smith & Company (the "Company") and the SEC, Financial Industry Regulatory Authority, and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

Board of Directors
Wm Smith & Company

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EKS&H LLLP

EKS&H LLLP

February 18, 2015
Denver, Colorado

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

21*21*********3098*********************MIXED AADC 220
045163 FINRA DEC
WM SMITH & CO
3200 E CHERRY CREEK SOUTH DR STE 720
DENVER CO 80209-3244

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Lee Poelma 303-831-9696

2. A. General Assessment (item 2e from page 2) $ 2,387

B. Less payment made with SIPC-6 filed (exclude interest) (1,260)
July 28, 2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,127

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,127

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,127

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wm Smith & Co
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 27 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2014** and ending **12/31/2014**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 659,751
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	11,173
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	11
(7) Net loss from securities in investment accounts.	556,106
Total additions	567,290
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	268,773
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	3,406
Total deductions	272,179
2d. SIPC Net Operating Revenues	$ 954,862
2e. General Assessment @ .0025	$ 2,387

(to page 1, line 2.A.)

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Wm Smith & Company
Denver, Colorado

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Wm Smith & Company (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EKS+H LLLP
EKS&H LLLP

February 18, 2015
Denver, Colorado

WM SMITH & COMPANY

Exemption Report
SEA Rule 17 C.F.R. § 240.17a-5 as of December 31, 2014

Wm Smith & Co (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the fiscal year ended December 31, 2014.

(2) The Company is exempt from the provisions of 17 C.F.R. § 240.15c3-3 because it meets conditions set forth in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) of the rule, which are specified below:

(a) The provisions of the Customer Protection Rule shall not be applicable to an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(3) The Company has met the identified exemption provisions throughout the fiscal year ended December 31, 2014 without exemption.

(4) The Company has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2014.

The above statement is true and correct to the best of my and the Firm's knowledge

By: [signature]

Title: CFO/CCO

December 31, 2014